Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province Diamonds Provides Update on 2007 Winter Drill Program
    at the Gahcho Ku Diamond Project

    Tuzo kimberlite pipe materially larger than previously modeled
    Geological continuity between 5034 North and East lobes confirmed

    Shares Issued and Outstanding: 55,670,715
    TSX: MPV
    AMEX: MDM

    TORONTO and NEW YORK, March 27 /CNW/ - Mountain Province Diamonds Inc
(TSX: MPV, AMEX: MDM) (the "Company") today provided an update on progress with the 2007 winter core drilling program at the Gahcho Ku diamond project in Canada's Northwest Territories. As announced on December 19, 2006, the primary purpose of the 2007 winter core drilling program is to more fully define the volume, geology, dilution, density and grade of the Tuzo kimberlite pipe and also to upgrade the Tuzo resource. Preliminary results of this program, which is still underway, indicate substantial flaring of the Tuzo kimberlite pipe to depth, resulting in a material increase in the volume of the Tuzo pipe to a depth of 300 meters alone. Further core drilling to depths of 400 meters is currently underway.
    The Tuzo core drilling program comprises 26 drill holes over
8,400 meters, broadly covering a 35 meter grid pattern. Nineteen of the twenty core holes to 300 meter depths have been completed to date. Seven holes, including six deep core holes to 400 meter depths, are currently being drilled and are expected to be completed by mid-April. The results from the current drill program are expected to be adequate to upgrade the Tuzo geological model by year-end.
    In addition to the Tuzo core drilling program, the Gahcho Ku joint venture is currently undertaking a core drilling program to confirm the continuity of the kimberlite between the East and North lobes of the 5034 kimberlite pipe. Four of five planned core drill holes over approximately
1,450 meters have been completed. Drilling of the fifth hole is currently underway and due to be completed shortly. Visual interpretation of the drill core suggests that the geology of the 5034 East Lobe is continuous with the
5034 North Lobe. This confirmation has impacted positively on the Joint
Venture's confidence in the geology of the 5034 North Lobe. As macro diamond samples have already been recovered from the 5034 East Lobe (during 1999 and
2001), it is now expected that a much smaller sample of only 100 carats will be required from the 5034 North Lobe (compared to the previously estimated
500 carats) to be able to complete the diamond revenue modeling for the 5035
North Lobe and thereby to bring the 5034 North Lobe into the indicated mineral resource category.
    The Joint Venture is currently considering undertaking a land-based large diameter (5.75 inches) core drilling program at the 5034 North Lobe during the summer of 2007 instead of the more risky large diameter drilling previously planned for the winter of 2008. Current indications are that five to seven large diameter core holes over 1,500 meters should be sufficient to recover the approximate 60 tonnes required for recovery of the 100 carat sample.
    Commenting, Mountain Province CEO Patrick Evans said: "We are satisfied with the progress of the 2007 core drilling campaign, which has delivered results well above our expectations. The current 2007 core drilling program has confirmed the substantial flaring of the Tuzo kimberlite pipe, materially increasing its size. We are also very encouraged by the results of the drilling between the 5034 North and East lobes. This relatively inexpensive core drilling program has resulted in a significant reduction in the scope and cost of the planned 2008 large diameter drill program."

    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately
14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho
Ku is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.

    Mountain Province and Camphor Ventures are joint venture partners with De
Beers Canada Inc in the Gahcho Ku diamond project. Mountain Province has a
44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers
51 percent. Mountain Province had previously acquired 33.5 percent of Camphor
Ventures, increasing the Company's effective interest in the Joint Venture to approximately 46 percent. On February 23, 2007, the Company mailed documents relating to a Take-Over Bid for the balance of the outstanding shares, options and warrants to Camphor Ventures to Camphor's shareholders. De Beers is the operator of the project and solely responsible for funding the project through to commercial production. By funding and completing a definitive feasibility study De Beers can increase its interest to 55 percent. By arranging funding for and completing construction of mine, De Beers can increase its interest to
60 percent.

    Qualified Person

    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements

    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding MPV's and CFV's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of MPV and CFV.

    The Toronto Stock Exchange and the TSX Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 361-3562/
    (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 12:06e 27-MAR-07